December 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Ahren Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-261334

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Ahren Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on December 14, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, White & Case LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 300 copies of the preliminary prospectus dated November 24, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
Name:	Pavan Bellur
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]